Mr. John Stickel

Office Chief

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

March 5, 2021

Re:	EdenLedger, Inc.
Offering Statement on Form 1-A/A filed on February 17, 2021
File No. 024-11393

Dear Mr. Stickel:

On behalf of EdenLedger, Inc. dba “FanVestor” (the “Company”), I hereby request qualification of the above-referenced offering statement at 9:00am, Eastern Time, on Wednesday, March 10, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Michael Golomb

Michael Golomb

Chief Executive Officer

EdenLedger, Inc.